February 9, 2023

Ms. Megan Miller

Staff Accountant

Mr. Ryan Sutcliffe

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Leader Funds Trust (the “Trust”) (File Nos. 333-229484 and 811-23419)

Dear Ms. Miller and Mr. Sutcliffe:

On December 5, 2022, you provided comments (the “Initial Comments”) on the Annual Report for the Leader Short Term High Yield Bond Fund (the “High Yield Fund”) and the Leader High Quality Floating Rate Fund (the “High Quality Fund,” together with the High Yield Fund, the “Leader Funds” or “Funds”), each for the fiscal year ended May 31, 2022 (the “Annual Report”). The Funds are series of the Trust.

On January 11, 2023, the Funds filed correspondence with EDGAR addressing your comments. On January 26, 2023, you provided additional comments in reply to the Trust’s response letter (the “Additional Comments”). This letter responds to those Additional Comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments on the Annual Report

1.	Comment: In your response to Comment 1 of the Initial Comments, you state that the Trust will file an amendment to the Annual Report (the “Amended Annual Report”) that addresses the staff’s comments. As of January 26, 2023, the Trust had not filed the amendment. Please provide a time frame for the filing will be submitted on EDGAR.

Response: The Trust filed the Amended Annual Report on February 3, 2023; a second amendment including the predecessor auditor’s agreement letter will be filed shortly.

2.	Comment: The staff notes that as requested in its Initial Comments the Funds had a change in their independent accountant and the requirements under Form N-CSR and the related items under Regulation S-K were not met because the agreement letter from the predecessor auditor was not filed. Please include a copy of the agreement letter and the predecessor auditor consent, and confirm that the Trust has complied with the requirements under Item 13(a)(2) of Form N-CSR and the related Items under Regulation S-K.

Response: The Trust has received the agreement letter from the prior auditor, who previously received a copy of the disclosures in response to Item 304(a) of Regulation S-K, as required by Item 304(a)(3). The Trust will file the agreement letter in an amendment to Form N-CSR. Additionally, the Trust will file the predecessor auditor’s consent to the registration statement filed on September 30, 2022, as a POS EX to the registration statement.

Comments on the Prospectus

1.	In your response to the Initial Comments, the Trust filed a supplement to the Prospectus that restates the fees in in Item 3 of Form N-1A to reflect the fee ratios in the Financial Highlights (“FIHIs”). The staff notes that in the supplement, the fee tables and expense examples in the Funds’ Prospectus were updated to reflect the operating expenses and corresponding fee ratios for the Funds’ fiscal year ending May 31, 2022. The staff notes that the fee tables and examples for the High Yield Fund and the High Quality Fund were understated. Please provide a written response regarding whether the Funds have considered rescission offers to shareholders, because of these understatements. If the Funds have decided against recission offers, please provide a written analysis explaining the basis for these decisions. Please confirm the understatement amounts, for each Funds' fee table and example, and how long the understatements persisted.

Response: The Funds have considered rescission offers to shareholder because of the understatement, but have decided against issuing such offers. In analyzing whether to conduct a rescission offer, the Trust considered the following factors:

1.	The timing and volume of purchases during the Rescission Period.
2.	The performance of the Funds during the Rescission Period.
3.	The actual expenses incurred by shareholders during the Rescission Period.
4.	The amount of distributions received by shareholders during the Rescission Period.
5.	The cost of conducting a rescission offer.
6.	The fact that upon discovery of the error, the Funds immediately filed a supplement to the prospectus disclosing the correct fee ratios and examples.
7.	Defenses the Funds may have to claims for rescission under the Securities Act of 1933.
8.	The fact that “liabilities under the federal securities laws are not terminated merely because potentially liable persons make a registered rescission offer.”[1]

Based on this analysis, management believes that shareholders who purchased shares during the Rescission Period are unlikely to accept the rescission offer and, therefore, making such an offer would incur unnecessary expenses.

1Steiger Tractor Co., No-action letter (avail. July 21, 1975).

* * * * * * * * * *

Please contact me at (513) 991-8472 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell
Bo James Howell
Secretary to the Trust

cc:	Chris MacLaren, Treasurer
John Lekas, President
Jessica Roeper, Chief Compliance Officer